U.S. Securities and Exchange Commission
Division of Investment Management

July 6, 2025

VIA E-mail

Laurence K. Russian
The Pre-IPO and Growth Fund
2187 Atlantic St., Suite 604
Stamford, Connecticut 06902

Re: The Pre-IPO and Growth Fund (the "Fund")
File Nos. 811-24096; 333-287835

Dear Mr. Russian:

We have reviewed the Fund's registration statement on Form N-2 filed with the Securities and Exchange Commission on June 6, 2025, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note, a full financial review (*e.g.*, seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective.

2. We note disclosure indicating that the Fund intends to submit an application for an exemptive order to permit it to co-invest with certain affiliates. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

Prospectus

Prospectus Cover

3. Please clarify in the prospectus the term "multi-year horizon" as used in the Fund's investment objective.

4. In the second paragraph of *Investment Objective*, the disclosure states that the Fund

invests in “the securities of private companies that, at the time of the Fund’s investment, do not have a class of securities listed on an ‘exchange’”. Please describe with more specificity the types of companies the Fund will invest in, particularly with respect to their stage of development (*e.g.*, companies included in venture cap funds). Please include a cross- reference to the disclosure regarding the risks associated with investments the Fund considers speculative. *See* Form N-2, Item 1.1.j. Please also see comment #10.a below.

5. In *Interval Fund*, if applicable, please disclose the anticipated timing of the Fund's initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. *See* Guide 10 to Form N-2.

6. In the fourth bullet please replace “may periodically offer” with “will offer quarterly” or similar. In the last bullet, replace “Fund’s Board of Trustees” with the defined term “Board”.

7. The disclosure states “The Fund intends to accept initial and additional purchases of [Founders’] Shares from Eligible Investors….” As the Fund offers multiple share classes, please clarify what this disclosure means. Please confirm that the Fund’s issuance of “Founders’ Shares” is consistent with its order allowing it to issue multiple classes of shares.

8. Please disclose on the Cover that the Fund may use leverage, as disclosed on page 3, and provide a cross-reference to the disclosure regarding the risks of leverage. *See* Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

<u>Prospectus Summary</u>

The Fund

9. Please clarify what “late-stage private companies” are, noting a company’s characteristics in this stage of development.

Principal Investment Strategies (page 2)

10. With respect to the definition of Pre-IPO securities in the second paragraph, we have the following comments:

    a. The term “Pre-IPO” in the Fund’s name implies that the Fund will invest in securities of companies operating with a view towards an IPO. The Fund’s definition of “Pre-IPO” is overly broad. For example, companies included in the growth-oriented indexes include companies that are already exchange-listed, while the Private Funds included under (ii) to your Pre-IPO securities definition typically do not list and may contain securities of companies that do not intend to list. Please revise the definition of Pre-IPO to include companies that a reasonable investor would consider to be consistent with the Fund’s name, or revise the Fund’s name accordingly. *See* rule 35d-1 under the 1940 Act.

    b. In general, it is unclear what the Fund is investing in. On page 2, the disclosure

states "Over the long term, the Adviser expects to invest primarily in Pre-IPO securities." In IPO Risk on page 4, the disclosure states, "[i]t is expected that many of the Fund's investment issuers will conduct on IPO" and that "the Fund may hold IPO shares for a very short period of time." On page 5, in *Illiquid Investments Risk*, the disclosure states the Fund will invest in "highly illiquid investments" for which generally "no liquid market exists" and the Fund is required to hold to maturity or is otherwise restricted in their disposal. Please clarify the make-up of the Fund's portfolio – what general percentages do you expect to invest in Private Companies versus Pooled Investment Vehicles? Please also revise disclosure for consistency.

c. The disclosure states if the issuer of a security held by the Fund conducts an initial public offering "such security shall remain a Pre-IPO security for the duration of any "lock-up" or contractual restriction on disposal applicable to such security." Will the Fund then sell the security? Disclose.

d. Please clarify the term "securities of hedge funds…" to indicate what the Fund will invest in – the funds themselves or their underlying investments.

e. Please explain why the Fund includes investments in hedge funds in the definition of "Pre-IPO".

f. As a general matter, please disclose the overall structure and terms typically associated with the special purpose vehicles (SPVs) you typically invest in. This disclosure might include:

- How SPVs are created and by whom;
- How SPVs source their investments;
- What material risks arise from such sourcing and how do SPV structurers attempt to manage that risk;
- How the SPV's securities are offered and to whom;
- Who manages the SPVs;
- What fees and expenses are assessed initially and over the life of the SPV and what are typical fee and expense levels;
- How do these fees and expenses impact the overall deal economics and valuation;
- What agreements and obligations does the SPV typically have to SPV investors (*e.g.*, obligations around custody, maintaining insurance, financial statements, audits, etc.).

In addition to this general disclosure, please provide more detailed disclosures about each SPV you are or may be invested in, as a result of the Predecessor Fund transaction or otherwise, including:

- Any role the Adviser or its affiliates played in creating, structuring, or managing the SPV or compensation or fees it or its affiliates received;
- The name of the SPV, the date it was created, its investments, and how it sourced them;

- A general discussion of the SPV terms, including fees and expenses and other agreements and obligations; and
- The approximate ownership level the Fund has of the SPV and how the Fund sourced and acquired its interests.

g. Please explain in the disclosure what PIPEs and SPACs are.

11. Regarding the disclosure in the penultimate paragraph on page 2:

    a. Please clarify what the phrase "generally mature and scaled businesses" means.

    b. The disclosure states that the Fund will invest in companies that "are expected to continue to demonstrate rapid growth and significant potential valuation upside." Please revise the disclosure to indicate who expects the companies to grow and why.

12. Please revise your disclosure to briefly explain how the Adviser will source and analyze the Fund's investments and construct the portfolio as a whole.

Borrowing/Leverage (page 3)

13. Disclosure in the first paragraph indicates that the Fund may take on leverage by using derivatives. Please disclose the types of derivatives the Fund anticipates using. Please also include associated risk disclosure.

14. The disclosure also states that leverage can be employed by "participating in other forms of direct and indirect borrowing." Please disclose what these other forms of borrowing are.

Principal Risks (page 3)

15. On page 5, regarding *Illiquid Investments Risk*, we have the following comments:

    a. The disclosure states "The Fund may permit greater liquidity for shareholders than the Fund is able to obtain…." Please clarify what this means. Does the Fund anticipate it may be unable to meet its obligations as an interval fund under Rule 23c-3? If so, what actions does the Fund anticipate taking in this circumstance? Please explain to us.

    b. The disclosure further states this "discrepancy could make the Fund vulnerable to a 'run' on Fund assets…from redemption requests that are greater than can be satisfied by the Fund". As the Fund is an interval fund with quarterly repurchases of a percentage set by the Board, please revise this sentence to use a term other than "run" to describe the scenario in which repurchase requests are greater than the quarterly percentages offered by the Fund. Please replace "redemption" with "repurchase".

    c. In the penultimate sentence, the disclosure states less liquidity "could

result in long delays in effecting a complete withdrawal of [a shareholder's] investment." Please clarify this as the Fund will repurchase at least 5% of its outstanding shares quarterly.

16. On page 6, disclosure includes risks of investing in emerging markets. Please disclose emerging markets as a principal investment of the Fund, including on the Cover, as appropriate. *See* Item 1.1.j. of Form N-2.

17. On page 6, *Currency Risk*, discloses the risks of securities denominated in foreign currencies "if unhedged". Will the Fund engage in hedging? If so, disclose so and disclose the types of instruments the Fund will use to do so.

18. On page 6, in *Pooled Investment Vehicle Risk*, consider including specific risks of venture capital funds and the speculative nature of companies at that stage of development.

19. On page 9, *Debt Securities Risk*, the disclosure references the Fund's investment in debt securities, such as high yield debt securities "including loans." Please disclose the Fund's investment in debt securities and their credit quality in *Principal Investment Strategies* and, if appropriate, on the Cover.

20. On page 9, the disclosure includes "*Small and Medium Capitalization Risk*." Will the Fund invest in early-stage companies and those with smaller (micro) market capitalization typical of pre-IPO companies? If so, disclose the risks specific to these types of companies.

21. On page 10, in *Repurchase Offers Risk*, the disclosure states "Quarterly repurchases by the Fund will typically be funded from borrowing proceeds, available cash, or sales of portfolio securities." Considering the illiquid nature of the Fund's investments, confirm this disclosure is consistent with the disclosure in *Liquidity Requirements* on page 32 and the procedures adopted by the Board in compliance with rule 23c-3(b)(10)(iii).

22. Please replace "redemption" with "repurchase" in *Repurchase Offers Risk* and throughout.

Purchases of Shares

23. On page 11, disclosure in the last sentence of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order. We may have additional comments after reviewing your response.

Prior Performance (page 12)

24. The disclosure in this section states "simultaneous with the anticipated commencement of the Fund's operations with respect to the Founder's Share class…[the Predecessor Fund] will be reorganized with and into the Founder's Share class of the Fund." Regarding this transaction:

a. Please clarify in the disclosure what it means for the Predecessor Fund to be "reorganized with and into the Founder's Share class of the Fund." Please provide us more information about the nature of the transaction (*e.g*., who are the parties to the transaction? What will each party receive in the transaction?). If the Fund will be seeded by the Predecessor Fund in a formation transaction, confirm so and address the following in this comment accordingly.

b. Please clarify what "simultaneous with the anticipated commencement of the Fund's operations" means *(i.e.*, will the transaction occur before the Fund begins operations or at the same time?).

c. Please provide an analysis addressing the applicability of S-X 6-11 to the transaction and address the whether the transaction meets the definition of a fund acquisition as defined in S-X 6-11(a)(2).

d. Please disclose how the Predecessor Fund shares will be valued for purposes of the transaction. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the prospectus.

e. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of Fund. It is unclear, for example, whether (and when), investors will have a schedule of investments and other financial information related to the Predecessor Fund.

f. Please tell us supplementally how the transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely. Please provide sufficient factual and legal information in your response to enable us to follow your analysis and understand your conclusion.

g. Please explain to us whether the consummation of the transaction has been determined to be probable. If consummation of the transaction has not yet been determined to be probable, please explain to us the factors considered in arriving at this determination. If applicable, please tell us why you would choose to time the effectiveness of your registration statement such that you become effective prior to knowing the transaction is probable instead of waiting for additional certainty.

h. Please describe to us the underlying business purpose of the transaction. Please tell us when the Predecessor Fund began operations, explain any transactions within the past year that were not made in the ordinary course, including, as applicable, with respect to portfolio holdings, fees, distributions, and other transactions with investors.

i. For the assets being transferred, please tell us whether the Predecessor Fund, the Adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In

addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

j. Please describe to us the nature of any relationship between the transacting parties.

k. What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

l. Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

m. Will any LPs from the selling entity be transferring into the purchasing entity? Will any of the selling entity's management be involved with the purchasing entity post asset purchase?

n. How will the purchase impact the future strategy of the purchasing entity?

o. Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

Summary of Fund Expenses (page 14)

25. Do the calculations presented in the fee table assume leverage? If so, disclose this amount in the narrative preceding the fee table.

26. Will the Maximum early withdrawal charge be charged in addition to the Repurchase Fee? Clarify in a footnote the nature of these fees.

Financial Highlights (page 15)

27. The disclosure in this section states "Because the Fund is newly formed, a financial highlights table for the Fund has not been included in this prospectus. As "the performance of the Shares for periods before the Commencement of Operations is that of the Predecessor Fund", please disclose here why financial statements of the Predecessor Fund are not included.

Use of Proceeds

28. Disclose how long (*e.g.*, within three months) it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. *See* Guide 1 to Form N-2.

Repurchases, Mandatory Redemptions and Transfers of Shares (page 21)

29. On page 22, in the penultimate paragraph of this section, the disclosure states a

repurchase fee may be charged that is "reasonably intended to compensate the Fund for expenses directly related to the repurchase" and that "The Fund charges a 2% repurchase fee on Shares that are repurchased less than 12 months of the date such Shares were acquired by the shareholder." Please clarify here when a repurchase fee and early withdrawal fee may be charged, and if both can be charged.

<u>Quarterly Repurchases of Fund Shares (page 30)</u>

30. Please disclose whether shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

31. To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Date.

<u>Performance (page 35)</u>

32. In the second paragraph, please disclose that the Predecessor Fund's objectives, policies, guidelines and restrictions are, in all material respects, *equivalent* to the Fund's.

33. Is the Fund able to compute standardized after-tax returns for the Predecessor Fund prior to the Fund's registration? If not, please include returns the post-registration period only, along the Fund's standardized before-tax returns for the post-registration period.

34. In the last paragraph on page 35, it is unclear from the disclosure how performance is being presented. The prior performance of the Predecessor Fund may use either the gross fees/expenses, *i.e.*, before waivers and/or reimbursements, incurred by the Predecessor; or make a one-time adjustment for the Fund's gross fees/expenses, *i.e.*, before waivers and/or reimbursements. The adjusted fees/expenses may not be less than the gross fees/expenses of the Predecessor. In either case, the average annual total return table should reflect the prior performance for each share class of the Fund, not just the Founders' Shares.

35. Please supplementally provide us the following information:

    a. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

    b. Confirm the Adviser was the adviser for the Predecessor Fund for the entire performance period shown. Please state whether the Adviser managed any other funds that were materially equivalent to the Fund. If so, were these other funds converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent fund had lower performance as compared with the Predecessor Fund.

    c. State whether the Adviser believes that the Predecessor Fund could have

complied with Subchapter M of the Internal Revenue Code.

d. Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (*e.g.*, via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in a fund with substantially similar investment strategies to that of the Predecessor Fund.

36. If the standardized SEC method is not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

37. Please represent to us the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

<u>Expenses (page 37)</u>

Fund Expenses

38. The first bullet states that expenses borne by the Fund include “All organizational and initial offering costs (unless assumed by the Adviser).” In footnote #1 to the fee table the disclosure states “The Adviser advanced the Fund’s organizational and offering costs and will recoup these costs from the Fund consistent with the Expense Limitation Agreement….” Accordingly, please revise to reflect that the Fund will pay these costs in their entirety, or as appropriate.

39. Disclosure in the third to last bullet concerns Fund fees and expenses related to “primary and secondary investments in Pooled Investment Vehicles made with other parties.” Please explain to us the types of “secondary” transactions the Fund may engage in, and the extent it may engage in these transactions. We may have further comments.

<u>Determination of NAV (page 39)</u>

40. The Valuation Procedures disclosure focuses on Pooled Investment Vehicles and does not address how you will value Private Companies, despite their being the Fund’s primary focus. Please revise your disclosure to address the policies and procedures in place for valuing investments in Private Companies. In addition, please explain or revise the last sentence on page 39 “Using the nomenclature of the hedge fund industry ….”

Certain Tax Considerations (page 41)

41. Please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that Share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Description of Shares

Declaration of Trust

42. Regarding Section 6, *Derivative Actions*, please disclose in the prospectus the requirements that (i) a shareholder must make a pre-suit demand upon the Trustees; (ii) that shareholders holding at least 10% of the outstanding Shares of the Series or class join in the request; (iii) that the Trustees be afforded a "review period" to consider the shareholder request; (iv) that the Trustees may retain counsel in considering the request; and (v) that the shareholder making a pre-suit demand undertakes to reimburse the Trust for costs incurred in connection with its consideration of the demand, including costs of counsel, should the Trust determine not to bring the action.

43. Regarding Section 11, *Exclusive Delaware Jurisdiction*, please disclose this provision in the prospectus along with the corresponding risks of the provision even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum).

Statement of Additional Information

Investment Policies and Practices

44. In the last sentence on page 3, the disclosure states "the Fund will not 'look through' to the investments and trading activities of the Pooled Investment Vehicles in which the Fund may invest…." Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please clarify the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policies.

* * * * * * * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6779.

Sincerely,

/x/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: JoAnn Strasser, Esq., Thompson Hine LLP
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
David Manion, Securities and Exchange Commission